Exhibit 99.1

Lifeway Foods, Inc. Announces Results for the First Quarter Ended March 31, 2019

Reports Strong Sequential Quarterly Financial Improvements

Morton Grove, IL — May 20, 2019 — Lifeway Foods, Inc. (Nasdaq: LWAY) (“Lifeway” or “the Company”), the leading U.S. supplier of kefir and fermented probiotic products to support the microbiome, today reported financial results for the first quarter ended March 31, 2019.

“We are encouraged with our solid start to 2019,” said Julie Smolyansky, CEO of Lifeway Foods, Inc. “We believe the sequential improvements in net sales and profitability from the fourth quarter of 2018 demonstrate the positive effects of our organizational changes, including key operational efficiencies to support our new strategic growth initiatives. Looking ahead, we remain excited about our opportunities to build consumer awareness of our kefir and fermented probiotic products through distribution expansion and our robust 2019 product innovation as we generate further progress across our business.”

First Quarter Results

Net sales were $24.6 million for the first quarter of 2019, an increase of 7.0% from $23.0 million in the fourth quarter of 2018 and a decrease of $4.1 million, or 14.4% versus prior year period.

Gross profit as a percentage of net sales was 25.6% for the first quarter of 2019 an increase of 350 basis points from 22.1% for the fourth quarter of 2018. Gross profit percentage was 28.0% in prior year period. The decline versus the prior year period was primarily due to the unfavorable impact of operating leverage that arises from lower net sales relative to fixed costs, increased trade promotion investment, and higher freight costs, partially offset by an increase in pricing which commenced during second quarter 2018, and a reduction in variable costs. Additionally, depreciation expense increased reflecting the continued investment in manufacturing improvements.

Selling expenses decreased by $0.9 million or 21.9% to $3.1 million for the first quarter of 2019 from $4.0 million during the same period in 2018. The decrease versus prior year period, primarily reflects a reduction in advertising and marketing programs with lower efficiency, and to a lesser extent compensation savings from organizational changes made in 2018, and broker commissions. Selling expenses as a percentage of net sales were 12.8% for the first quarter of 2019 compared to 14.0% for the same period in 2018.

General and administrative expenses decreased $0.2 million or 5.7% to $3.5 million for the first quarter of 2019 from $3.7 million during the same period in 2018. The decrease is primarily a result of lower compensation expense due to organizational changes made in 2018, and decreased incentive compensation.

The effective income tax rate for the first quarter of 2019 was 12.2% compared to 35.1% in the same period last year. The lower effective tax rate was primarily due to the separate state tax rates, change in valuation allowance and non-deductible expense amounts being a higher percentage of pre-tax income (loss). During the three-month period ended March 31, 2019, the Company recognized non-deductible compensation expense related to the 2017 LTIP awards. This resulted in a permanent rate effect and was considered in the estimated full year tax rate.

The Company reported a net loss of $(0.02) per diluted share for the first quarter of 2019 an improvement from the net loss of $(0.17) per diluted share in the fourth quarter of 2018, and as compared to net income of $0.07 million or $0.00 per diluted share in the first quarter of 2018.

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About Lifeway Foods, Inc.

Lifeway Foods, Inc., which has been recognized as one of Forbes’ Best Small Companies, is America’s leading supplier of the probiotic, fermented beverage known as kefir. In addition to its line of drinkable kefir, the company also produces the non-dairy Plantiful probiotic beverages, cupped kefir and skyr, frozen kefir, specialty cheeses, probiotic supplements and a ProBugs line for kids. Lifeway’s tart and tangy fermented dairy and non-dairy products are now sold across North America, Ireland and the United Kingdom. Learn how Lifeway is good for more than just you at www.lifewaykefir.com.

Forward-Looking Statements

All statements in this release (and oral statements made regarding the subjects of this release) contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995 regarding, among other things, future operating and financial performance, product development, market position, business strategy and objectives. These statements use words, and variations of words, such as “believe,” “ahead,” “remain,” “build,” “generate,” “progress,” “innovate,” “continue.” Other examples of forward looking statements may include, but are not limited to, (i) statements of Company plans and objectives, including the introduction of new products, or estimates or predictions of actions by customers or suppliers, (ii) statements of future economic performance, and (III) statements of assumptions underlying other statements and statements about Lifeway or its business. You are cautioned not to rely on these forward-looking statements. These statements are based on current expectations of future events and thus are inherently subject to uncertainty. If underlying assumptions prove inaccurate or known or unknown risks or uncertainties materialize, actual results could vary materially from Lifeway’s expectations and projections. These risks, uncertainties, and other factors include: price competition; the decisions of customers or consumers; the actions of competitors; changes in the pricing of commodities; the effects of government regulation; possible delays in the introduction of new products; and customer acceptance of products and services. A further list and description of these risks, uncertainties, and other factors can be found in Lifeway’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, and the Company’s subsequent filings with the SEC. Copies of these filings are available online at https://www.sec.gov, http://lifewaykefir.com/investor-relations/, or on request from Lifeway. Information in this release is as of the dates and time periods indicated herein, and Lifeway does not undertake to update any of the information contained in these materials, except as required by law. Accordingly, YOU SHOULD NOT RELY ON THE ACCURACY OF ANY OF THE STATEMENTS OR OTHER INFORMATION CONTAINED IN ANY ARCHIVED PRESS RELEASE.

Contact:

Lifeway Foods, Inc.

Phone: 847-967-1010

Email: info@lifeway.net

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LIFEWAY FOODS, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2019 and December 31, 2018

(In thousands)

	March 31, 2019 (Unaudited)	December 31, 2018
Current assets
Cash and cash equivalents	$2,524	$2,998
Accounts receivable, net of allowance for doubtful accounts and discounts & allowances of $1,220 at March 31, 2019 and December 31, 2018 respectively	7,374	6,276
Inventories, net	6,514	5,817
Prepaid expenses and other current assets	1,123	1,077
Refundable income taxes	1,258	2,748
Total current assets	18,793	18,916

Property, plant and equipment, net	23,959	24,573
Operating lease right-of-use asset	1,056	–

Intangible assets
Goodwill & indefinite-lived intangibles	12,824	12,824
Other intangible assets, net	271	344
Total intangible assets	13,095	13,168

Other assets	165	150
Total assets	$57,068	$56,807

Current liabilities
Accounts payable	$5,601	$4,570
Accrued expenses	3,114	2,777
Accrued income taxes	87	106
Total current liabilities	8,802	7,453
Line of credit	4,671	5,995
Operating lease liabilities	611	–
Deferred income taxes, net	390	390
Other long-term liabilities	124	564
Total liabilities	14,598	14,402

Stockholders' equity
Preferred stock, no par value; 2,500 shares authorized; no shares issued or outstanding at March 31, 2019 and December 31, 2018, respectively	–	–
Common stock, no par value; 40,000 shares authorized; 17,274 shares issued; 15,773 and 15,814 outstanding at March 31, 2019 and December 31, 2018, respectively	6,509	6,509
Paid-in capital	2,663	2,303
Treasury stock, at cost	(12,824)	(12,970)
Retained earnings	46,122	46,563
Total stockholders' equity	42,470	42,405

Total liabilities and stockholders' equity	$57,068	$56,807

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LIFEWAY FOODS, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

For the three months ended March 31, 2019 and 2018

(Unaudited)

(In thousands, except per share data)

	2019	2018

Net Sales	$24,615	$28,742

Cost of goods sold	17,567	20,025
Depreciation expense	745	680
Total cost of goods sold	18,312	20,705

Gross profit	6,303	8,037

Selling expense	3,139	4,018
General and administrative expense	3,492	3,705
Amortization expense	73	163
Total operating expenses	6,704	7,886

(Loss) income from operations	(401)	151

Other income (expense):
Interest expense	(69)	(63)
Gain on sale of property equipment	25	15
Other income, net	3	5
Total other income (expense)	(41)	(43)

(Loss) income before provision for income taxes	(442)	108

(Benefit) provision for income taxes	(54)	38

Net (loss) income	$(388)	$70

(Loss) earnings per common share:
Basic	$(0.02)	$0.00
Diluted	$(0.02)	$0.00

Weighted average common shares:
Basic	15,767	15,908
Diluted	15,767	16,019

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LIFEWAY FOODS, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the Three Months Ended March 31, 2019 and 2018

(Unaudited)

(In thousands)

	2019	2018
Cash flows from operating activities:
Net (loss) income	$(388)	$70
Adjustments to reconcile net (loss) income to operating cash flow:
Depreciation and amortization	818	843
Bad debt expense	–	20
Reserve for inventory obsolescence	30	130
Stock-based compensation	353	386
Non-cash interest expense	6	–
Deferred revenue	(24)	(24)
(Gain) on sale of property and equipment	(25)	(15)
(Increase) decrease in operating assets:
Accounts receivable	(1,099)	467
Inventories	(727)	52
Refundable income taxes	1,490	(448)
Prepaid expenses and other current assets	(57)	(185)
Increase (decrease) in operating liabilities:
Accounts payable	1,031	288
Accrued expenses	(207)	(629)
Accrued income taxes	(19)	(102)
Net cash provided by operating activities	1,182	853

Cash flows from investing activities:
Purchases of property and equipment	(137)	(879)
Proceeds from sale of property and equipment	31	32
Purchase of investments	(15)	–
Net cash used in investing activities	(121)	(847)

Cash flows from financing activities:
Purchase of treasury stock	(205)	(1,052)
Repayment of line of credit	(1,330)	–
Repayment of notes payable	–	(210)
Net cash used in financing activities	(1,535)	(1,262)

Net decrease in cash and cash equivalents	(474)	(1,256)

Cash and cash equivalents at the beginning of the period	2,998	4,978

Cash and cash equivalents at the end of the period	$2,524	$3,722

Supplemental cash flow information:
Cash paid for income taxes, net of (refunds)	$(1,525)	$587
Cash paid for interest	$84	$63

Non-cash investing activities
Right-of-use assets recognized at ASU 2016-02 transition	$944	$–
Operating lease liability recognized at ASU 2016-02 transition	$997	$–
Right-of-use assets and operating lease liabilities recognized after ASU 2016-02 transition	$242	$–

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